UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from______ to________

Commission file number 1-9114

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Mylan Puerto Rico Profit Sharing Employee Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mylan Laboratories Inc.
1500 Corporate Drive, Canonsburg, Pennsylvania 15317

REQUIRED INFORMATION

1.	In lieu of the requirements of Item 1-3: audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2004 and 2003.

     Exhibits:

     23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
DECEMBER 31, 2004 AND 2003

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
Exhibit 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrators of the
     Mylan Puerto Rico Profit Sharing Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Mylan Puerto Rico Profit Sharing Employee Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
San Juan, Puerto Rico
June 24, 2005

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
INVESTMENTS, at fair value	$7,041,692	$6,870,802
RECEIVABLES:
Employer contributions	453,184	369,611
Employee contributions	8,216	6,963
Other	1,762	2,663

Total receivables	463,162	379,237

NET ASSETS AVAILABLE FOR BENEFITS	$7,504,854	$7,250,039

See notes to financial statements.

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Interest & Dividends	$66,630
Employee contributions	194,170
Employer contributions	597,335
Net depreciation in fair value of investments	(346,119)

Total additions	512,016

DEDUCTIONS:
Benefits paid to participants	257,201

Total deductions	257,201

NET INCREASE	254,815
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	7,250,039

End of year	$7,504,854

See notes to financial statements.

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

1. DESCRIPTION OF THE PLAN

General - The Mylan Puerto Rico Profit Sharing Employee Savings Plan (the “Plan”) was initially a noncontributory defined contribution plan covering all employees of Mylan Inc. and Mylan Caribe Inc. (collectively, the “Company”). On March 29, 2001, Mylan Laboratories Inc. (the “Plan Sponsor”) approved a plan to amend and restate the predecessor plan to, among other things, add a cash or deferred arrangement under Section 1165(e) of the Internal Revenue Code of Puerto Rico, provide for participant directed accounts and limit all distributions to the lump-sum form. These changes became effective April 1, 2001. The Plan, as amended and restated, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan provides only general information. For a complete description of the provisions of the Plan, please refer to the Plan document.

In connection with the foregoing, effective April 1, 2001, the Plan appointed Banco Popular (the “Trustee”) as the trustee and American Express Retirement Services (the “Recordkeeper”) as the recordkeeper. At such time, all assets were reinvested by the Recordkeeper at the direction of the participants. All of the Plan’s assets are held by the Trustee. The Plan also changed its year-end from a fiscal year end of March 31 to a calendar year end of December 31, effective December 31, 2001.

Contributions – Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. All contributions to the Plan are directed by the participants to specific assets, specific funds or other investments permitted under the Plan. The Plan currently offers eight mutual funds and the Plan Sponsor’s common stock as investment options for participants. The Company contributes a matching contribution equal to 100% of the participant’s salary deferral contribution, up to 4% of the participant’s annual eligible compensation. In addition, the Company may contribute, at its sole discretion, an additional amount (“discretionary contribution”) to the Plan each calendar year, to be allocated among the participants based on a uniform percentage of each participant’s annual compensation for that year. The discretionary contribution shall be determined separately for each entity in the Company’s controlled group participating in the Plan.

Participant Accounts - Each participant’s account is funded with the participant’s contribution and allocations of (a) the Company’s contributions, (b) Plan earnings and (c) forfeitures of terminated participants’ nonvested account balances. Allocations are based on the participant account balances or compensation, as defined, as appropriate. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting- Participants are vested immediately in their contributions and Company matching contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution portion of their accounts is based on years of continuous service. A participant is fully vested after 7 years of credited service. The vesting schedule is as follows:

Years of	Vested
Service	Percentage
3	20%
4	40
5	60
6	80
7 or more	100%

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

Additionally, all participants become fully vested at age 65.

Loans to Participants – Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is lower, subject to hardship provisions. Loan transactions are treated as transfers between the investment fund and the loan fund. The maximum term of a loan is 15 years for primary residence loans and a maximum term of five years for other hardship loans. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as established or used by the Recordkeeper. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits— A participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded by the Plan when paid.

Forfeitures— Company discretionary contributions that are not vested upon termination of employment are forfeited and may be used to reduce the Company contribution for the year in which such forfeiture occurs. For the year ended December 31, 2004, there were no forfeitures available to off-set current year employer contributions.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments including mutual funds, stocks, bonds and notes. Investment securities, in general, are subject to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition— The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices which, for mutual funds, represent the Net Asset Value (NAV) of shares held by the Plan at year-end. Money market funds and the common/collective trust funds are stated at fair value which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The loans to participants are valued at cost plus accrued interest, which approximates fair value.

Administrative Expenses— All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and, as such, are not expenses of the Plan.

3.     INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2004	2003
AET Income II Fund	$3,546,258	$2,425,367
PIMCO Total Return Fund	1,036,439	908,445
Mylan Laboratories Inc.- Common Stock	994,766	2,196,993
AXP New Dimensions Fund (Class Y)	—	290,080

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$92,679
Common/Collective Trust Funds	$112,465
Mylan Laboratories Inc.- Common Stock	$(551,263)

Total	$(346,119)

4.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.     TAX STATUS

The Secretary of the Treasury for the Commonwealth of Puerto Rico (the “Secretary”) has ruled that the Mylan Laboratories Inc. Employees Profit Sharing Plan, the predecessor plan, qualified for tax exemption under the Internal Revenue Code of Puerto Rico (the “Puerto Rico Code”), as amended, effective April 1, 1989. Although the Plan has not yet filed for a Secretary tax determination letter, the Plan Sponsor believes that the Plan, as amended is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

6.     RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of Mylan Laboratories Inc. common stock. Mylan Laboratories Inc. is the Plan Sponsor and therefore qualifies as a related party. At December 31, 2004 and 2003, the Plan held an investment of 56,265 and 86,870 shares of Mylan Laboratories Inc. common stock, respectively. The fair value of the common stock fund at December 31, 2004 and 2003, was $994,766 and $2,196,993, respectively. For the year ended December 31, 2004, the Plan purchased 46,642 shares of Mylan Laboratories Inc. common stock at a cost of $872,183. For the year ended December 31, 2004, the Plan sold 77,247 shares of Mylan Laboratories Inc. common stock with proceeds of $1,523,147.

Certain Plan investments consist of investments in funds administered by the Trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

* * * * * *

SUPPLEMENTAL SCHEDULE

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 66-0473857, PLAN 001

(A)	(B)	(C)	(E)
		Description of Investment including
	Identity of Issue, Borrower,	maturity date, rate of interest,	Current
	Lessor or Similar Party	collateral, par or maturity value	Value
	PIMCO Funds	PIMCO Total Return Fund	$1,036,439
*	American Express Trust Company	AXP New Dimensions Fund (Y)	317,224
	Davis Funds	Davis New York Venture Fund-Class A	329,973
	RS Funds	RS Emerging Growth Fund	191,536
	Janus	Janus Overseas Fund	166,106
	Franklin Templeton Investments	Mutual Shares Fund (A)	52,619
*	American Express Trust Company	AET Income II Fund	3,546,258
*	American Express Trust Company	AET Equity Index II Fund	180,164
*	Banco Popular	Cash and cash equivalents	51,056
*	Mylan Laboratories Inc.	Common Stock	994,766
*	Participant Loan Fund	Maturity dates from 7/8/05 through
		9/29/17 and interest rates ranging
		from 5.00% to 7.75%	175,551

		Total investments	$7,041,692

	* Party-in-interest

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN PUERTO RICO PROFIT SHARING EMPLOYEE SAVINGS PLAN
/s/ Karen L. Reuther
Karen L. Reuther
Plan Administrator

June 29, 2005